LINN ENERGY, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

August 10, 2015
Via EDGAR and Overnight Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
John Hodgin

Re:	Linn Energy, LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 0-51719

Ladies and Gentlemen:
This letter sets forth the responses of Linn Energy, LLC (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 21, 2015 (the “Comment Letter”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed by the Company on February 19, 2015. The responses are numbered to correspond to the numbers of the Comment Letter.
For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Linn Energy, LLC - Form 10-K for the Fiscal Year Ended December 31, 2014
Glossary of Terms, page ii

1.
Your definition of proved developed reserves appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definition in Rule 4-10(a)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and in future filings will modify its definition of proved developed reserves to conform to the current definition, as presented below:
Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and through installed extraction equipment

August 10, 2015

and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Business, page 1
Production, Price and Cost History, page 8

2.	Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold. Refer to Item 1204(a) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and in future filings will disclose annual production volumes for each of the last three fiscal years by final product sold, as presented below:

	Year Ended December 31,
	2014	2013	2012
Production:
Natural gas (MMcf)	208,608	161,550	127,871
Oil (MBbls)	26,606	12,239	10,682
NGL (MBbls)	12,240	10,839	8,950
Total (MMcfe)	441,684	300,015	245,663

3.
Please expand your disclosure to provide the annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company’s proved reserves. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings will disclose annual production volumes for each of the last three fiscal years by final product sold for each field that contains 15% or more of the Company’s proved reserves, as presented below:

August 10, 2015

The following table sets forth information regarding production volumes for fields with greater than 15% of the Company’s total proved reserves.

	Year Ended December 31,
	2014	2013	2012
Production:
Hugoton Basin Field:
Natural gas (MMcf)	36,738	25,929	20,483
Oil (MBbls)	16	2	5
NGL (MBbls)	2,572	2,336	1,841
Total (MMcfe)	52,263	39,958	31,559
Green River Basin Field:
Natural gas (MMcf)	*	42,531	17,990
Oil (MBbls)	*	364	176
NGL (MBbls)	*	1,124	613
Total (MMcfe)	*	51,458	22,720
Granite Wash Field:
Natural gas (MMcf)	*	*	31,366
Oil (MBbls)	*	*	1,319
NGL (MBbls)	*	*	2,622
Total (MMcfe)	*	*	55,008
* Represented less than 15% of the Company’s total proved reserves for the year indicated.
Reserve Data, page 12

4.
Please expand the tabular presentation of your proved reserves as of December 31, 2014 to include the total quantities of such reserves by product type to comply with Item 1202(a)(2)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and in future filings will expand the tabular presentation of its proved reserves as of year-end to include the total quantities of such reserves by product type.

5.
The 229 Bcfe of negative revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014 appears to be an aggregation of the changes attributable to two or more separate causes, e.g. revisions due “primarily to asset performance” and revisions due to “the SEC five-year development limitation.” Please clarify for us and expand your disclosure to quantify the net change in your proved undeveloped reserves relating to each of the separate causes identified to comply with Item 1203(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the 229 Bcfe of negative revisions in the proved undeveloped reserves disclosed for the year ending December 31, 2014, is an aggregation of the changes attributable to the following causes:

August 10, 2015

Bcfe
SEC five-year development limitation	(146)
Asset performance	(91)
Price	8
(229)
In future filings, the Company will quantify the net change in its proved undeveloped reserves relating to each of the separate causes identified.
Risk Factors, page 19

6.
We note your disclosure on page 28 relating to the risk that “we may decide not to drill some of the prospects we have identified, and locations that we decide to drill may not yield oil, natural gas and NGL in commercially viable quantities.” In this regard, you refer to a variety of factors, including future oil, natural gas and NGL prices, which may influence your decision to proceed with drilling.

Please explain to us how your decision to proceed with the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s proved undeveloped reserves (“PUDs”) disclosed at December 31, 2014, only reflected properties that were included in the Company’s five-year development plan, scheduled to be developed within five years of initial booking, based on commodity prices that the Company anticipated would be in effect at the time of the development of such locations, and the reserves reported were economically viable based on those assumptions.
Due to lower commodity prices at December 31, 2014, and expectations of continued lower commodity prices, the Company announced a 2015 budget which included a 61% reduction in capital expenditures to approximately $600 million, from approximately $1.6 billion spent in 2014, and included approximately $520 million related to its oil and natural gas capital program. The Company similarly decreased the planned capital costs when preparing its reserves for the year ended December 31, 2014. The Company’s reserve reports for the year ended December 31, 2014, included capital costs of approximately $474 million for 2015, including approximately $405 million for PUDs. Through June 30, 2015, the Company had incurred approximately $282 million in oil and natural gas capital expenditures. Planned capital costs in the out-years were also based on commodity prices that the Company anticipated would be in effect at the time of the development of such locations. The reserves reported were economically viable based on those assumptions. Additionally, when completing the Company’s budget and long range plan, there were more locations included and scheduled to be drilled within five years than were reported as PUDs.

7.	You also disclose that “to the extent that we do not drill these locations, e.g. the 2,778 proved undeveloped locations disclosed at December 31, 2014, within five years of initial booking,

August 10, 2015

they may not continue to qualify for classification as proved reserves, and we may be required to reclassify such reserves as unproved reserves.”
Please explain to us how you have taken into consideration the 61% reduction in capital expenditures for 2015 disclosed on page 44 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.
Response: Please see the response to Comment #6 above. When preparing reserves for the year ended December 31, 2014, the Company took into consideration the 61% reduction in planned capital expenditures, and all of the Company’s proved undeveloped reserves were scheduled to be developed within five years of initial booking.
* * * *

August 10, 2015

At the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Vice President, General Counsel and Corporate Secretary

cc:	Kelly Rose, Baker Botts L.L.P.
Mollie Duckworth, Baker Botts L.L.P.